CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               February 11, 2019



Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                Re:                 FT 7814
                         ETF Growth and Income Jan. '19
                                 (the "Trust")
                      CIK No. 1758650 File No. 333- 228669
                ------------------------------------------------


Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENT

Portfolio
---------

      1. PLEASE CONSIDER DELETING THE SECTION ENTITLED "WHAT IS ASSET
ALLOCATION?"

      Response: This section will be deleted from the prospectus.

Risk Factors
------------

      2. PLEASE DISCLOSE THE RISKS IN ORDER OF IMPORTANCE TO THE TRUST.

      Response: The Trust believes that the order of risks, as currently presented, are appropriately ordered for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          ---------------------
                                          Daniel J. Fallon